FORM 4
[ ]Check box if no longer          U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16.                      Washington, D.C. 20549
Form 4 or Form 5 obligations
may continue.  See Instruc-     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
ion 1(b).
       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
          Section 17(a) of the Public Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------
1. Name and Address of Reporting Person| 2. Issuer Name and Ticker or Trading
Linowes       David                F.  |    Symbol
(Last)       (First)           (Middle)|    Chris-Craft Industries, Inc. (CCN)
         803 Fairway Drive             |--------------------------------------
            (Street)                   |3. IRS or Social Security Number of
Champaign     IL                  61820|   Reporting Person (Voluntary)
(City)      (State)               (Zip)|
-----------------------------------------------------------------------------
4. Statement of Month/Year |5. If Amendment, Date of Original (Month/Year)
   02/99                   |
-----------------------------------------------------------------------------
6. Relationship of Reporting Person to  |7. Individual or Joint/Group Filing
   Issuer (Check all applicable)        |
                                        |   x  Form filed by one Reporting
    x  Director           10% Owner     |  --- Person
   ---                ---               |
       Officer (give      Other (specify|      Form filed by more than one
   --- title below)   --- below)        |  --- Reporting Person
                                        |
------------------------------------------------------------------------------
Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities       5.Amount of         6.Ownership     7.Nature of
                           Date              Code               Acquired (A)       Securities          Form:           Indirect
                          (Month/Day/Year)                      or Disposed        Beneficially        Direct (D)      Beneficial
                                                                of (D)             Owned at End        Indirect (I)    or Ownership
                                                                                   of Month
                                             Code   V      Amount    (A)  Price
                                                                      or
                                                                     (D)
$1.40 Convertible
   Preferred Stock        02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                          02/18/99           G      V       10       D    --
                                                                                    6,145             D
-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

FORM  4 (Continued)         Table II-Derivative Securities Acquired, Disposed
                              of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title of      2.   Conversion or     3. Transaction  4.Transaction  5. Number of        6.Date
    Derivative         Exercise Price       Date           Code            Derivative         Exercisable
    Security           of Derivative        (Month/                        Securities         and Expiration
                       Security             Day/Year)                      Acquired (A)       Date
                                                                           or Disposed        (Month/Day/Year)
                                                                           of (D)

                                                           Code  V        (A)      (D)        Date      Expiration

7.Title and                     8.Price of        9.Number of            10.Ownership     11.Nature
   Amount of                      Derivative        Derivative              Form of          of
   Underlying                     Security          Securities              Derivative       Indirect
   Securities                                       Beneficially            Security:        Beneficial
                                                    Owned at End            Direct (D)       Ownership
                                                    of Month                or
                                                                            Indirect (I)
Title            Number
                 of Shares

Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

   /s/David F. Linowes                         April 6, 1999
-------------------------------------        -----------------
   **Signature of Reporting Person                  Date